FORM 6K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number 0-24018

For the month of:        November, 2002

ZI CORPORATION
(Translation of registrant’s name into English)

2100 840 7th Ave. SW Calgary, Alberta Canada T2P 2V6
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	No

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 — ]

zi corporation

news release

News Release for November 12, 2002 at 7:30 AM EST

Zi Corporation Announces Date for Third Quarter, Nine-
Month Results Release and Conference Call and Update
on Litigation

CALGARY, AB, November 12, 2002 – Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced plans to release its financial results for the third quarter and nine months ended September 30, 2002, before the market opens on Friday, November 15, 2002, and to host a conference call at 9:00 AM Eastern time that same day.

                 Conference call

Toll free in North America: 1-877-888-3490 International: 1-416-695-5259

                 RSVP

David Do, Allen & Caron Inc: 949-474-4300

                 Webcast

A live webcast and 10-day archive of the call can be accessed at: http://www.zicorp.com

                 Recording

A recording will be available shortly following the conference call until 11:55 PM Eastern time on Friday, November 22, 2002. Toll free in North America 1-888-509-0082 International 1-416-695-9731

        Zi also provided an update regarding the patent infringement litigation between Tegic Communications Inc., a unit of AOL Time Warner, and Zi Corporation. Zi previously announced that the trial judge, at a hearing held on November 8, upheld a jury verdict in favor of Tegic for damages amounting to US$9 million and that Zi intends to file motions for reconsideration of the denial of motions to set aside or reduce the amount of the damages award and to set the amount of the security bond for appeal. Zi intends to file a motion with the presiding trial judge requesting that the security bond for appeal be reduced below the damages award to a lesser amount. Posting of a security bond by Zi in the amount to be fixed by the court will stay the enforcement of the damages award pending the outcome of the appeal. At present, Zi has not arranged financing to post an appeal bond. Zi is also actively investigating all opportunities available to finance an appeal bond; however there can be no assurance that Zi will be successful in completing such financing or that any of the above pending motions will be decided in Zi’s favor.

(more)

Intelligent Interface Solutions

About Zi Corporation

Zi Corporation (www.zicorp.com) is a market-driven technology company delivering intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company’s core technology products, eZiTap and eZiText, connect people to short messaging, e-mail, e-commerce, Web browsing and similar applications in almost any written language. eZiNet is a new network-based platform that enables handset manufacturers and network operators to provide users with access to media rich content and information stored on a network, despite the memory restrictions of the mobile device. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

Certain statements in this press release that involve expectations or intentions (such as those relating to future deployments or planned cooperation) may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The information in this press release is based on Zi Corporation’s current expectations and assumptions, and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks include, among others, general business and economic conditions, competitive actions, continued acceptance of Zi Corporation’s products and services and dependence on third party performance as well as the risks and uncertainties referred to in Zi Corporation’s 20-F for the most recent calendar year that is filed with the Securities and Exchange Commission. The reader should not place undue reliance on such forward looking statements. Zi Corporation does not assume any obligation to update such forward looking statements.

# # # #

For more information:

Investor Inquiries:
Allen & Caron Inc Jill Bertotti Phone: (949) 474-4300 E-mail: jill@allencaron.com	Zi Corporation Dale Kearns Chief Financial Officer Phone: (403) 233-8875 E-mail: investor@zicorp.com

Media Inquiries:
Allen & Caron Inc
Len Hall (Business/Financial media)
E-mail: len@allencaron.com
Phone: (949) 474-4300

Intelligent Interface Solutions

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 12th day of November, 2002.

ZI CORPORATION
(Registrant)

By:  (signed)  James Duffus
        Associate General Counsel